FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

FOR November 5, 2004

Commission File Number 000-29726

TIM Hellas Telecommunications S.A.
(Exact name of registrant as specified in its Charter)

TIM Hellas Telecommunications S.A.
(Translation of registrant’s name into English)

66 Kifissias Avenue
15125 Maroussi
Athens
Greece
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit Index
SIGNATURE
Exhibit 99.1

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 4, 2004 announcing the 9-Month 2004 financial and customer results of TIM Hellas Telecommunications SA, formerly known as STET Hellas Telecommunications SA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2004

TIM Hellas Telecommunications S.A.
By:	/s/ Socrates Kominakis
	Name:	Socrates Kominakis
	Title:	Chief Executive Officer